Mail Stop 4561

October 10, 2008

Howard B. Katz
Chief Executive Officer
MDwerks, Inc.
Windolph Center, Suite I 1020 N.W. 6th Street
Deerfield Beach, FL 33442

> **Re:** **MDwerks, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **March 27, 2008**
> **File No. 333-118155**

Dear Mr. Katz:

We have reviewed the above-referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-7

Note 4 – Notes Payable, page F-11

1.   We note the October 20, 2006 and November 9, 2006 financing provided by Gottbetter Capital Master, Ltd. along with Series D and Series E warrants. We

further note your Series B preferred stock as well as the Series F, Series G and Series H warrants that were issued in connection with financing provided by Vicis. Provide us with an analysis that clearly sets forth each of the steps you followed in accounting for these instruments, including how you determined issuance and periodic fair values and how you allocated the proceeds to the individual instruments. Your response should includes references to the specific literature (i.e., EITF 98-5, EITF 00-27, EITF Topic D-98, etc.) on which your accounting is based. Tell us how you evaluated the conversion features associated with the convertible preference shares to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief